EXHIBIT (12)

THE PROCTER & GAMBLE COMPANY AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

Amounts in millions	Years Ended June 30					Nine Months Ended March 31
	2004	2005	2006	2007	2008	2008	2009
EARNINGS, AS DEFINED
Earnings from operations before income taxes and before adjustments for minority interests in consolidated subsidiaries and after eliminating undistributed earnings of equity method investees	$8,646	$9,512	$12,087	$14,299	$15,674	$12,246	$12,105

Fixed charges (excluding capitalized interest)	719	924	1,242	1,428	1,604	1,238	1,156

TOTAL EARNINGS, AS DEFINED	$9,365	$10,436	$13,329	$15,727	$17,278	$13,484	$13,261

FIXED CHARGES, AS DEFINED
Interest expense (including capitalized interest)	$629	$869	$1,153	$1,374	$1,546	$1,171	$1,083
1/3 of rental expense	90	90	122	124	137	93	103

TOTAL FIXED CHARGES, AS DEFINED	$719	$959	$1,275	$1,498	$1,683	$1,264	$1,186

RATIO OF EARNINGS TO FIXED CHARGES	13.0x	10.9x	10.5x	10.5x	10.3x	10.7x	11.2x